

January 13, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
        Registration Statement on Form S-1
        Filed on: December 15, 2008
        File No.: 333-156120

        Form 10-KSB for the Fiscal Year Ended December 31, 2008
        Filed on: February 26, 2008
        File No.: 000-52650

Dear Mr. Zhu:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

2. Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

3. To the extent applicable please provided updated financial statements and disclosures as required by Rule 8-08 of Regulation S-X. Please be advised that if updated financial statements are not required prior to seeking effectiveness, it appears to us that the current registration statement will be required to be revised to include historical financial statements of the registrant, the accounting acquiree, prior to the date of the recapitalization, and to provide pro forma earnings per share disclosures for the accounting acquirer.

4. We note your disclosures related to the "purchase agreement" with certain accredited investors for the issuance and sale of units in a private placement. Please provide us a comprehensive explanation of all the material terms of the units you sold. Also, please provide us a comprehensive explanation of how you intend to account for the series A convertible preferred stock and the warrants, including your analysis of the appropriate classification of each security based on the provisions of SFAS 133, EITF 00-19, EITF D-98 and EITF 07-05. Please specifically address the redemption rights related to the series A convertible preferred stock as noted on page 50.

5. We note your disclosures related to the registration rights agreement, closing escrow agreement, securities escrow agreement, listing penalty shares, public relations escrow agreement, and share transfer agreement. Please provide us a comprehensive explanation of each agreement, including how you intend to account for each agreement and what authoritative accounting literature you are relying on.

6. Please revise the current registration statement to provide all the disclosures required by Item 304 of Regulation S-K.

Outside Front Cover of Prospectus

7. Since there is no public market for your shares, please revise paragraph four to state that the selling stockholders will sell the shares at a fixed price per share, unless and until a public market for these shares is established, or the shares are registered on a national securities exchange or on any over-the-counter market.

Prospectus Summary, page 2

8. The information in your summary is rather detailed and dense. Please revise by using more specific subheadings and consider presenting information using bullet points or other formatting tools to allow this information to be more easily

understood by investors. Please also avoid the overuse of defined terms in your summary. Please also consider whether some of the detailed information that is presented here would be better summarized in the summary, then detailed in later sections of the prospectus.

9. At the end of the first paragraph please revise your disclosure to clarify that you conduct your business through your two Chinese subsidiaries, Lihua Electron and Lihua Copper, of which, Lihua Electron is a revenue-generating company with operations dating back to December 30, 1999, while Lihua Copper is expected to begin its operations by the end of the first quarter in 2009. We note the third paragraph of your Overview discussion on page 24 and Note 1 to the December 31, 2007 and December 31, 2006 financial statements on page F-7.

Background, page 3

10. Please disclose here that prior to the Share Exchange you were a "blank check" company with nominal asset, formed in 2006 for the purpose of raising capital to acquire an operating business.

11. Please disclose the date when the private placement was completed, the total number of units issued, and the aggregate consideration received by the company.

12. In the first paragraph on page 4 or in a more thorough discussion elsewhere in the document, briefly describe the material covenants which compliance will determine the release of the Held Back Release Funds.

13. With respect to the Securities Escrow Agreement discussed in the second paragraph on page 4:

- Please describe the formula used to calculate the number of Escrow Shares to be released to the investors if the 2008 or the 2009 Performance Threshold is not achieved, or otherwise include a cross reference to a section of the filing where you discuss this formula;

- Clarify that if the 2008 Performance Threshold is not achieved, a number of the Escrow Shares (calculated based on the above formula) will be released to the investors, and that Ally Profit will be obligated to deliver to the escrow agent such number of the company's shares of common stock held by Ally Profit that will bring the total number of shares held in escrow to 6,818,182; and

- Please disclose the circumstances (if any) under which all of the Escrow Shares may be released to the investors if the company fails to achieve the 2008 Performance Threshold.

Please consider providing brief responses to these items in the summary with more detailed disclosure to follow elsewhere in the prospectus.

14. In the discussion of the Public Relations Escrow Agreement, please briefly explain who Vision Opportunity China is and why this entity approves your internal control consultant.

15. Please explain how the 975,000 outstanding shares of common stock and the 500,000 shares of common stock underlying the Series B Warrants, being offered by certain affiliates and/or employees of Broadband Capital Management LLC and Penumbra Worldwide Ltd., were issued. We note the disclosures in footnotes (19) through (24) of the Selling Stockholders table on page 18. To the extent applicable, please describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

16. We note your reference to the November 6, 2008 Current Report on Form 8-K. Please ensure that you discuss all material information regarding the share exchange and private placement in this prospectus, as you are not eligible to incorporate information in to your prospectus by reference.

The Offering, page 6

17. Please clarify that the 15,000,000 share number does not include any shares of Series A Convertible Preferred Stock on an as converted basis.

Risk Factors, page 8

PRC Regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

18. We note the third paragraph of your risk factor disclosure. We further note that your Business discussion does not address the Chinese limitations on foreign investments and ownership in Chinese businesses, which has driven foreign owners and Chinese businesses to enter into contractual arrangements instead. In an appropriate section of the filing, please disclose the nature of Lihua Holdings' ownership of both Lihua Electron and Lihua Copper, and to the extent applicable, revise the corporate structure found on pages 3 and 31 of the prospectus, and your risk factor disclosure dealing with the lack of outright ownership.

Use of Proceeds, page 17

19. Please disclose the aggregate amount of proceeds to be received by the company if the warrants are exercised for cash. Based on your "Series A Warrants" discussion on page 51, please disclose here that the cashless exercise of these warrants is only permissible after 18 months following the closing of the private placement if the registration statement covering the shares of common stock underlying the Series A Warrants is not declared effective and the per share market value is higher than the warrant exercise price.

Selling Stockholders, page 18

20. In the third paragraph you disclose that none of the selling stockholders has been an officer, director or affiliate of the company for the last three years or has had a material relationship with the company. Please reconcile this disclosure with your disclosures found in footnotes (19) through (21) of the Selling Stockholders table regarding the status of Messrs. Wagenheim, Rapp and Chapman as former officers and/or directors of the company.

21. In the next paragraph you state that none of the selling stockholders is a broker dealer or an affiliate of one. In the first paragraph on page 23 you disclose that Broadband Capital Management LLC is a registered broker dealer. We also note that you issued Penumbra Series B Warrants to purchase 250,000 shares of the company's common stock as consideration "for business and investor relations consulting services performed by Penumbra". See last paragraph of Recent Sales of Unregistered Securities section on page Q-26. Please reconcile your disclosures and clarify (i) whether Penumbra is a broker dealer, and (ii) whether it received the Series B Warrants as compensation for underwriting activities.

22. With respect to the Selling Stockholders table, we note your various footnote disclosures regarding the 9.9% beneficial ownership limitation. Please note that the beneficial ownership of the selling stockholders must be determined without regard to any contractual or other restrictions on the number of securities that a particular selling stockholder may own at any point in time. Please revise the table accordingly. For guidance, please refer to the March 1999 supplement of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, #3S, found in the Commission's website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

23. Please confirm that beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act, taking in consideration, in particular, Rule 13d-3(d)(1)(i)(B) of the Exchange Act regarding convertible securities. Please address this comment and the one above in the Security Ownership of Certain Beneficial Owners and Management section on page 43.

24. Throughout the footnotes to the table, please clarify that the selling shareholders are offering the shares underlying Series A Convertible Preferred Stock, Series A Warrants and Series B Warrants. Currently, these notes read as if the selling shareholders were offering those overlying securities.

25. It appears that footnote (18) is missing and that footnote (26) is not fully identified. Please make the necessary corrections.

MD&A - Results of Operations, page 24

26. Please revise MD&A to include a comprehensive discussion of your results of operations, financial condition, and cash flows for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Refer to Item 303 of Regulation S-K.

MD&A – Liquidity and Capital Resources, page 28

27. Please revise MD&A to include a comprehensive discussion of your liquidity. Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings.

28. We note significant increases in buildings, machinery and equipment, net, construction in progress, and land use rights during the periods presented. Please revise MD&A to include a comprehensive discussion of your capital expenditures during the periods presented and planned expenditures over the next twelve months. Your disclosures should address what the capital expenditures relate to, why they are necessary, when they will be placed in service, how you believe they will impact your operations, and how you have or will fund them. In addition, please clarify whether you have acquired any assets from related parties.

Business, page 30

29. We note that throughout the prospectus you use data and statistics to describe the market for copper wire; however, you disclose the source of the data infrequently (for example, we note your disclosure about the 627,000 tons of copper consumed in China; the volume of copper used for electrical applications and similar disclosures in your Business discussion starting on page 30). Please disclose the sources of your data and explain whether this information is publicly available or whether was prepared for your benefit and/or funded by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Company Background, page 31

30. Please expand your disclosure on Lihua Electron's operating history, including the year of formation, as well as the current status of its business development. Please see Item 101(h) of Regulation S-K.

Industry and Market Overview, page 32

31. Please briefly describe what International Copper Study Group is. Please make similar disclosure about Gobi International (we note your disclosure in the first paragraph of your Magnet Wire Market discussion).

Environmental Compliance, page 38

32. Section 3.35 of the Securities Purchase Agreement dated October 31, 2008 indicates that upon completion of the Lihua Copper factory, the company would be required to obtain the necessary governmental and regulatory approvals, including but not limited to the approval by the environmental authority. Please expand your disclosure regarding the status of construction and to the extent applicable, disclose whether you have applied for the necessary approvals or whether they have been granted by the appropriate authorities.

Directors and Executive Officers, page 40

33. With respect to Mr. Yu, please expand his biographical information to include his professional experience during the last five years. Please see Item 401(e) of Regulation S-K.

Executive Compensation, page 41
Compensation Discussion and Analysis, page 41

34. To the extent possible, please quantify your disclosure about the compensation of your executive officers being "in line" with that of your competitors.

Summary Compensation Table, page 41

35. Please include compensation disclosure for the fiscal year ended December 31, 2008. Please see Item 402(n)(1) of Regulation S-K.

Certain Relationship and Related Transactions, and Director Independence page 46
Transactions with Promoters, page 46

36. In accordance with Item 404(c) of Regulation S-K please expand your disclosure on the nature of your relationship with your promoters, the number of securities

covered by this registration statement that are being registered on behalf of your promoters and the estimated aggregate proceeds to be received by each promoter following the sale of their registered securities. In that regard, in the Selling Stockholder table on page 18, please consider grouping together the list of selling stockholders who are offering shares underlying Series A Convertible Preferred Stock and Series A Warrants as distinct from those holders who are offering shares that are already outstanding and shares underlying Series B Warrants, and to the extent applicable, cross-reference that disclosure here. We may have additional comments following our review of your revised disclosures.

37. In the second paragraph, please revise your disclosure to indicate that Messrs. Rapp, Wagenheim and Chapman were your former, President, Secretary and/or directors of the company.

Description of Capital Stock, page 49
Anti-Takeover Provisions, page 53

38. Please disclose if any provision of the company's certificate of incorporation or bylaws would have the effects described in Item 202(a)(5) of Regulation S-K.

Ally Profit Investments Limited Consolidated Financial Statements

Note 1. Description of Business and Organization, pages F-7 and Q-6

39. We note the July 2008 restructuring exercise with Ally Profit, Lihua Holdings Limited, Danyang Lihua Electron Co., and Jiangsu Lihua Cooper Industry Co. Please provide us a comprehensive description of this transaction and an explanation of how you determined that each of the acquired subsidiaries was operated under common control for all financial periods presented prior to the restructuring. If the acquired subsidiaries did not operate under common control, please tell us why you believe it is appropriate to present their results on a combined basis.

40. Please provide additional disclosures related to the specific terms of the capital injection that occurred during the year ended December 31, 2007.

Note 2. Summaries of Significant Accounting Policies - General, page F-7

41. Please provide the following additional disclosures: interest paid and income taxes paid, research and developments expenses, adverting expenses and shipping and handling expenses, if not included in cost of sales.

Note 2. Summaries of Significant Accounting Policies - Impairment of long-lived assets, pages
F-10 and Q-10

42. It is not clear to us how your reference to assessing goodwill impairment complies with the requirements of SFAS 142. Please clarify or revise.

Note 2. Summaries of Significant Accounting Policies - Foreign Currency, pages F-11 and Q-12

43. We note your disclosure that, "In general, the Company translates its assets and liabilities into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet dates…" Please explain to us the circumstances in which you would use other methods to translate assets and liabilities or statements of income otherwise please remove the term, "In general." Also, please disclose the method you use to translate equity accounts.

Note 3. Notes Receivable, net, pages F-13 and Q-15

44. Please disclose the specific nature of the transactions that resulted in the notes receivable and explain your basis for including the related cash flows under operating activities. Also, please disclose the applicable payment terms for these notes.

Note 16. Related Party Transactions, pages F-19 and Q-23

45. Please disclose the specific nature of the transactions that resulted in amounts due from related parties and amounts due to related parties and explain your basis for including the related cash flows under operating activities.

Part II

Exhibits, page Q-27

Exhibit 5.1 –Opinion of Loeb & Loeb regarding legality of the securities

46. With respect to the shares issuable upon conversion of the Series A Convertible Preferred Stock and upon the exercise of the warrants, counsel should revise its opinion to clarify that these shares will be validly issued, fully paid and nonassessable when issued upon conversion of the Series A Convertible Preferred Stock and/or exercise of the warrants as described in the registration statement.

Signatures, page Q-30

47. Please revise to reflect that the registration statement has also been signed by your principal accounting officer or controller.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

Signatures, page 19

48. Please ensure that your future annual reports are signed by the chief executive officer, chief financial officer and controller of the company.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
        Mitchell S. Nussbaum, Esq.
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154